UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Visteon Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
92839U107, 92839U206, 92839U305
(CUSIP Number)
Jennifer M. Pulick
Chief Compliance Officer
Cyrus Capital Partners, L.P.
399 Park Avenue, 39th Floor
New York, New York 10022
(212) 380-5821
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92839U107, 92839U206, 92839U305

1	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P. (“Cyrus”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,090,974

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,090,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,090,974

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA
* All percentage calculations set forth herein assume that there are 50,332,075 shares of New Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 8-K, filed with the Securities and Exchange Commission on October 1, 2010.

CUSIP No.	92839U107, 92839U206, 92839U305

1	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,090,974

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,090,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,090,974

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* All percentage calculations set forth herein assume that there are 50,332,075 shares of New Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 8-K, filed with the Securities and Exchange Commission on October 1, 2010.

CUSIP No.	92839U107, 92839U206, 92839U305

1	NAMES OF REPORTING PERSONS Stephen C. Freidheim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,180

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,090,974

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,180

WITH	10	SHARED DISPOSITIVE POWER

		4,090,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,093,154

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* All percentage calculations set forth herein assume that there are 50,332,075 shares of New Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 8-K, filed with the Securities and Exchange Commission on October 1, 2010.

AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 (this “Amendment”) supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission on August 23, 2010 (the “Original Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of Visteon Corporation, a Delaware corporation (“Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Original Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Original Schedule 13D is hereby amended as follows:
ITEM 2. Identity and Background.
Item 2 of the Original Schedule 13D is hereby amended and restated as follows:
(a) This Schedule 13D is being filed by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), and Mr. Stephen C. Freidheim (each of Cyrus, Cyrus GP and Mr. Freidheim, collectively, the “Reporting Persons”).
This Schedule 13D relates to Shares held for the account of certain private investment funds for which Cyrus acts as investment adviser (the “Cyrus Funds”). Cyrus GP is the general partner of Cyrus. Mr. Freidheim is the managing member of Cyrus GP.
Each Reporting Person disclaims beneficial ownership of all shares of New Common Stock (as defined below) in which such Reporting Person does not have a pecuniary interest.
(b) The business address of each of the foregoing Reporting Persons is 399 Park Avenue, 39th Floor, New York, New York 10022.
(c) Mr. Freidheim is the Chief Investment Officer of Cyrus.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Freidheim is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Original Schedule 13D is hereby amended and restated as follows:
The Shares were acquired in open market purchases using internally generated funds of the Cyrus Funds and the personal funds of Mr. Freidheim. Such funds were converted into shares of the Issuer’s new Common Stock, par value $0.01 per share (“New Common Stock”) and five-year warrants of the Issuer to purchase New Common Stock at an initial exercise price of $58.80 per share (the “Old Equity Warrants”) pursuant to the Fifth Amended Plan (as defined below). Upon effectiveness of the Fifth Amended Plan (as defined below), the Senior Notes (as defined below) were cancelled and converted into shares of New Common Stock and ten-year warrants of the Issuer to purchase New Common Stock at an initial exercise price of $9.66 per share (the “Guaranty Warrants” and, together with the Old Equity Warrants, the “Plan Warrants”) pursuant to the Fifth Amended Plan (as defined below) as described in Item 6 below. Mr. Freidheim acquired additional New Common Stock in a private offering using personal funds. The information set forth in Item 6 of this Amendment is hereby incorporated herein by reference.
ITEM 4. Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:
On October 1, 2010, the following directors departed the Issuer’s board of directors (the “Board”) in connection with the Issuer’s emergence from Chapter 11 proceedings and pursuant to the Fifth Amended Plan (as defined below): Steven K. Hamp, Patricia L. Higgins, Alex J. Mandl, Charles L. Schaffer, Richard J. Taggart, James D. Thornton and Kenneth B. Woodrow.

On October 1, 2010, pursuant to the Fifth Amended Plan (as defined below), the Board was reconstituted, subject to the completion of the Issuer’s administrative process, to consist of Messrs. Donald J. Stebbins (Chairman), Philippe Guillemot, Herbert Henkel, Mark Hogan, Jeffrey D. Jones, Karl J. Krapek, Timothy D. Leuliette, and William E. Redmond, Jr.
The Reporting Persons acquired the New Common Stock and Plan Warrants (the “New Securities”) for investment purposes. Other than as set forth in Item 6 of this Schedule 13D, as amended or supplemented, the Reporting Persons currently have no plans or proposals that relate to, or would result in, any of the actions listed in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons continuously review and analyze their investments, including the New Securities, in order to determine whether value for the Reporting Persons is best served by holding those investments, increasing, disposing of, or monetizing those investments, or recapitalizing or otherwise restructuring those investments. With respect to the New Securities, these reviews and analyses depend on a variety of factors, including without limitation, the price of, and other market conditions relating to, the New Securities, the investment return on the New Securities, the Issuer’s business and prospects, other investment and business opportunities available to Issuer, general stock market and economic conditions, tax considerations, and other factors deemed relevant. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.
ITEM 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:
(a) — (b) As of October 1, 2010, by operation of the Issuer’s Plan, all equity securities, including the Shares, of the Issuer outstanding immediately prior to the consummation of the Issuer’s reorganization under the Bankruptcy Code were cancelled. Pursuant to the Plan, on October 1, 2010, the Issuer issued a total of 50,332,0751 shares of New Common Stock.
(i) As of the date hereof, Cyrus beneficially owns 4,090,974 shares of New Common Stock held by the Cyrus Funds, including shares of New Common Stock issuable upon exercise of the Plan Warrants and reflected on an as-exercised basis, which constitutes approximately 8.0% of the Issuer’s outstanding shares of New Common Stock. Cyrus has the shared power to vote and the shared power to dispose of 4,090,974 shares of New Common Stock, including shares of New Common Stock issuable upon exercise of the Plan Warrants and reflected on an as-exercised basis.
(ii) As of the date hereof, Cyrus GP, the general partner of Cyrus, beneficially owns 4,090,974 shares of New Common Stock held by the Cyrus Funds, including shares of New Common Stock issuable upon exercise of the Plan Warrants and reflected on an as-exercised basis, which constitutes approximately 8.0% of the Issuer’s outstanding shares of New Common Stock. Cyrus GP has the shared power to vote and the shared power to dispose of 4,090,974 shares of New Common Stock, including shares of New Common Stock issuable upon exercise of the Plan Warrants and reflected on an as-exercised basis.
(iii) As of the date hereof, Mr. Freidheim, the managing member of Cyrus GP, beneficially owns 4,093,154 shares of New Common Stock, including shares of New Common Stock issuable upon exercise of the Plan Warrants and reflected on an as-exercised basis, which constitutes approximately 8.0% of the Issuer’s outstanding shares of New Common Stock. These 4,093,154 shares of New Common Stock include (i) 4,090,974 shares of New Common Stock held by the Cyrus Funds, including shares of New Common Stock issuable upon exercise of the Plan Warrants and reflected on an as-exercised basis and (b) 2,180 shares of New Common Stock held by Mr. Freidheim, including shares of New Common Stock issuable upon exercise of the Plan Warrants and reflected on an as-exercised basis. Mr. Freidheim has the shared power to vote and the shared power to dispose of 4,090,974 shares held by the Cyrus Funds and the sole power to vote and the sole power to dispose of 2,180 shares held by Mr. Freidheim.
The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.
(c) Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.
(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
(e) Not applicable.

[1]	The Issuer reported the total amount of New Common Stock outstanding in its Current Report on Form 8-K, filed on October 1, 2010.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:
On August 27, 2010, the Debtors filed with the Bankruptcy Court a Fifth Amended Joint Plan of Reorganization (the “Fifth Amended Plan”) pursuant to the Bankruptcy Code. The Fifth Amended Plan reflects certain corrections, clarifications, immaterial changes and resolutions of objections to plan confirmation. On August 31, 2010, the Bankruptcy Court entered an order confirming the Fifth Amended Plan.
October 1, 2010 (the “Effective Date”), the Issuer consummated its reorganization under the Bankruptcy Code, the Fifth Amended Plan became effective and the issuer emerged from chapter 11 bankruptcy protection. Upon the Fifth Amended Plan becoming effective, among other transactions, (i) all of the Issuer’s equity securities outstanding prior to the Effective Date were cancelled, (ii) each of the Issuer’s 7% Senior Notes due 2014, 8 1/4% Senior Notes due 2010, and 12 1/4% Senior Notes due 2010 (collectively, the “Senior Notes”) were cancelled as well and (iii) the Issuer issued new equity securities. On the Effective Date and pursuant to the Fifth Amended Plan, the Issuer issued (i) up to 1,020,408 shares of New Common Stock to holders of the Issuer’s Shares outstanding prior to the Effective Time (the “Old Common Stock”), (ii) 2,500,000 shares of New Common Stock to the holders of the Senior Notes, (iii) up to 1,577,951 Old Equity Warrants to the holders of the Issuer’s Old Common Stock, (iv) 2,355,000 Guaranty Warrants to the holders of certain Senior Notes, and (v) 1,666,667 shares of New Common Stock to certain of the Issuer’s officers, directors, and employees. The shares of New Common Stock and the Plan Warrants issued as described in this paragraph were issued pursuant to Section 1145 of the Bankruptcy Code, which generally exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and state laws if certain requirements are satisfied. As a result, the New Common Stock and the Plan Warrants issued as described in this paragraph generally may be resold without registration under the Securities Act, unless the seller is an “underwriter” with respect to those securities as defined by Section 1145(b)(1) of the Bankruptcy Code. The above summary of the material terms of the rights offering is qualified in its entirety by reference to the text of the Fifth Amended Plan, a copy of which is included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 7, 2010.
On the Effective Date, pursuant to the Equity Commitment Agreement and the Fifth Amended Plan, the Issuer issued 45,145,000 shares of New Common Stock to certain investors in a private offering exempt from registration under the Securities Act. These shares were offered and sold only to “accredited investors” (as defined by Rule 501 under the Securities Act), and have not been registered under the Securities Act or the securities laws of any other jurisdiction. As a result, these shares constitute “restricted securities” (as defined by Rule 144 under the Securities Act) and may not be offered or sold absent registration or an applicable exemption from the registration requirements of the Securities Act. The above summary of the material terms of the Equity Commitment Agreement is qualified in its entirety by reference to the text of the Equity Commitment Agreement and the amendments thereto, copies of which are included as Exhibit 3 to the Schedule 13D, Exhibit 2 to Amendment No.1, Exhibit 1 to Amendment No. 2, Exhibit 1 to Amendment No. 3, and Exhibit 1 to this Amendment No. 4.
On the Effective Date, the Issuer issued to (i) the Cyrus Funds an aggregate: 3,592,758 shares of New Common Stock, 5,088 shares of Old Equity Warrants and 542,584 shares of Guaranty Warrants and (ii) Mr. Freidheim 1,410 shares of New Common Stock and 2,180 shares of Old Equity Warrants.
On the Effective Date, the Issuer, the Investors, and the Additional Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Issuer is required to use its reasonable best efforts to file within fourteen business days after the Effective Date a registration statement on any permitted form that qualifies, and is available for, the resale of “Registrable Securities”, as defined in the Registration Rights Agreement, with the Securities and Exchange Commission (the “Commission”) in accordance with and pursuant to Rule 415 promulgated under the Securities Act of 1933. Registrable Securities are shares of the Issuer’s common stock, par value $0.01 per share (defined above as the New Common Stock), issued or issuable on or after the Effective Date to any Investor, including, without limitation, upon the conversion of certain Plan Warrants, and any securities paid, issued or distributed in respect of any such New Common Stock, but excluding shares of New Common Stock acquired in the open market after the Effective Date.
At any time and from time to time after such a registration statement has been declared effective by the Commission, any one or more holders of Registrable Securities may request to sell all or any portion of their Registrable Securities in an underwritten offering, provided that such holder or holders will be entitled to make such demand only if the total offering price of the Registrable Securities to be sold in such offering is reasonably expected to exceed, in the aggregate, $75 million. The Issuer is not obligated to effect more than three such underwritten offerings during any period of twelve consecutive months during the first two-year period after the Effective Date, and two such underwritten offering during any period of twelve consecutive months following the first two-year period after the Effective Date. In either case, the Issuer is not obligated to effect such an underwritten offering within 120 days after the pricing of a previous underwritten offering.

When the Issuer proposes to offer shares in an underwritten offering whether for its own account or the account of others, holders of Registrable Securities will be entitled to request that their Registrable Securities are included in such offering, subject to specific exceptions.
Upon the Issuer becoming a well-known seasoned issuer, the Issuer is required to promptly register the sale of all of the Registrable Securities under an automatic shelf registration statement, and to cause such registration statement to remain effective thereafter until there are no longer Registrable Securities.
The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as minimums, blackout periods and, if a registration is for an underwritten offering, limitations on the number of shares to be included in the underwritten offering may be imposed by the managing underwriter.
The above summary of the material terms of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit N.
On the Effective Date, the obligations of the Reporting Persons, Investors, and Additional Purchasers pursuant to the Equity Commitment Agreement, as amended, terminated. As a result, the Reporting Persons, Investors, and Additional Persons may no longer be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. The Reporting Persons never expressly affirmed membership in any group with any of the Investors or Additional Purchasers, and disclaimed beneficial ownership of any Shares held by the Investors (other than the Reporting Persons) or Additional Purchasers. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates were the beneficial owners of any Shares beneficially owned by any of the Investors (other than the Reporting Persons) or Additional Purposes for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.
ITEM 7. Materials to be Filed as Exhibits.
Exhibit A of Item 7 of the Original Schedule 13D is hereby amended and restated as follows:
Exhibit A — Transactions in Shares and New Common Stock effected in the past 60 days
Item 7 of the Schedule 13D is hereby supplemented by replacing Exhibit N with the below:
Exhibit N — Registration Rights Agreement, dated as of October 1, 2010, by and between Visteon Corporation, certain investors, and certain additional purchasers. (Incorporated herein by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on October 1, 2010).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
EXECUTED as a sealed instrument this 15th day of October, 2010.

CYRUS CAPITAL PARTNERS, L.P. By: Cyrus Capital Partners GP, L.L.C., its general partner
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS CAPITAL PARTNERS GP, L.L.C.
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, an individual

Exhibit A
Cyrus Funds

	Per Share
	Purchase Price/Per
	Warrant Exercise		Number of
Transaction Date	Price	Shares/Warrants	Shares/Warrants
October 1, 2010	$0.01	New Common Stock	3,592,758
October 1, 2010	$9.66	Guaranty Warrants	542,584
October 1, 2010	$58.50	Old Equity Warrants	5,088
October 5, 2010	$57.75	New Common Stock	(4,557)
October 8, 2010	$58.22	New Common Stock	(67,900)
October 8, 2010	$58.00	New Common Stock	(50,000)
October 8, 2010	$58.20	New Common Stock	(167,900)
October 8, 2010	$56.50	New Common Stock	163,000
October 8, 2010	$56.75	New Common Stock	10,000
October 11, 2010	$58.35	New Common Stock	(5,000)
October 12, 2010	$59.35	New Common Stock	(22,251)
October 12, 2010	$57.25	New Common Stock	22,252
October 14, 2010	$59.75	New Common Stock	(45,000)

Total			4,090,974

Stephen C. Freidheim

	Per Share		Number of
Transaction Date	Purchase Price	Shares/Warrants	Shares/Warrants
October 1, 2010	$0.01	New Common Stock	1,410
October 1, 2010	$58.50	Old Equity Warrants	2,180
October 5, 2010	$57.70	New Common Stock	(1,409)
October 12, 2010	$59.35	New Common Stock	(1)

Total			2,180

Exhibit M
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Amendment No. 1 to Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Visteon Corporation. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

CYRUS CAPITAL PARTNERS, L.P. By: Cyrus Capital Partners GP, L.L.C., its general partner
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS CAPITAL PARTNERS GP, L.L.C.
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, an individual